                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   February, 2000
                                           --------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY DIRECTORS
                                 ---------------------

AMVESCAP PLC
913497
IMMEDIATE RELEASE 11TH FEBRUARY 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY TEL: 0171-454 3652





In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on 11th February 2000, Mr Gary Crum, a director of the company, made a gift to a charitable foundation of 120,000 Ordinary shares in the capital of the Company and has accordingly ceased to have an interest in these shares.






11th February 2000

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 11 February, 2000                     By /s/ ANGELA TULLY
     -----------------                       -----------------------
                                                 (Signature)

                                                Angela Tully
                                                Assistant Company Secretary